Exhibit 99.1

Nexters Receives Notice of Noncompliance with Nasdaq Listing Rules

On May 2, 2023, Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), received a notification letter from the Listing Qualifications department of The Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its Annual Report on Form 20-F for the year ended December 31, 2022 (the “2020 20-F”), the Company is not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1). The notification letter has no immediate effect on the listing or trading of the Company’s ordinary shares and warrants on the Nasdaq Global Market.

The Company filed with the Securities and Exchange Commission (the “SEC”) a Notification of Late Filing on Form 12b-25 on May 1, 2023, indicating that as a result of the Company’s transition to a new independent registered public accounting firm as well as the accounting of disposition of the Russian subsidiaries, the Company requires additional time to compile and finalize its 2022 20-F.

The notification letter stated that, under Nasdaq rules, the Company has 60 calendar days from the date of the notification letter to submit a plan to regain compliance with Nasdaq’s continued listing requirements. The Company can also regain compliance with Nasdaq’s continued listing requirements at any time before the expiration of the 60 calendar day period by filing the 2022 20-F with the SEC.

The Company is working diligently to complete and file its 2022 20-F as soon as practicable.

About Nexters

Nexters is an international game development company that strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Island Questaway, Pixel Gun, Throne Rush, and others the company reached over 300 million installs worldwide and became one of the top three independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts

Roman Safiyulin | Chief Corporate Development Officer
investor@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, initially filed by the Company on September 22, 2021, as most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.